                                                                     Exhibit D-1

                            UNITED STATES OF AMERICA
                                   BEFORE THE
                      FEDERAL ENERGY REGULATORY COMMISSION

FirstEnergy Operating Companies:                     )
         The Cleveland Electric Illuminating Company )
         Ohio Edison Company                         )
         Pennsylvania Power Company                  )
         The Toledo Edison Company                   ) Docket No. EC99-_____-000
                           Transferors               )
American Transmission Systems, Inc.,                 )
                           Transferee                )


             APPLICATION OF THE FIRSTENERGY OPERATING COMPANIES FOR
                AUTHORIZATION TO TRANSFER TRANSMISSION ASSETS TO
                      AMERICAN TRANSMISSION SYSTEMS, INC.



     The FirstEnergy Operating Companies request authorization under Section 203 of the Federal Power Act (FPA), 16 U.S.C. section 824b and Part 33 of the Federal Energy Regulatory Commission's regulations, 18 C.F.R. Part 33, to transfer ownership and operational control of their jurisdictional transmission facilities to American Transmission Systems, Inc. ("ATSI").(1) The FirstEnergy Operating Companies owning transmission assets are Ohio Edison Company ("Ohio Edison"), The Cleveland Electric Illuminating Company ("CEI"), The Toledo Edison Company ("Toledo Edison"), and Pennsylvania Power Company ("Pennsylvania Power"). The Commission approved the merger of these companies in 1997. Ohio Edison Co., et al., 81 FERC section 61,110 (1997) ("Merger Order"). On November 10, 1998, the Commission issued an order denying various requests for rehearing of the Merger Order and directing the FirstEnergy Operating Companies to report "the status of its participation in the Midwest ISO or another

--------------

1 In a companion application to be filed shortly, ATSI also seeks approval under FPA section 205, 16 U.S.C. section 824d, of an open access transmission tariff and amended Joint Dispatch Agreement.



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appropriate regional transmission organization (RTO) and to report other efforts to satisfy our concerns." 85 FERC section 61,203, at 61,845. On December 10, 1998, the FirstEnergy Operating Companies complied with the Commission's directive, and informed the Commission that a necessary intermediate and facilitating interim step to the formation of a RTO would be the transfer of control of the FirstEnergy Operating Companies' transmission assets to an affiliated transmission company. The instant application seeks authorization for the transfer of transmission facilities to ATSI in preparation for the subsequent transfer of such assets and operations to a RTO. ATSI's acquisition and operation of the transmission facilities of the FirstEnergy Operating Companies at this stage will result in a more definitive separation of transmission and generation assets and operations, exceeding the Commission's functional separation requirements, and will permit a more efficient and effective implementation of the subsequent transfer of transmission facilities to the RTO.

     FirstEnergy's goal is to position its transmission assets for divestiture to a RTO, or to create a vehicle for the addition of transmission assets divested by third parties into it. Accordingly, FirstEnergy commits to the Commission that if ATSI has not filed a Section 203 application to transfer ownership or control of its transmission facilities to a RTO within two years of the date of approval of this application, that ATSI will file a Section 203 application to divest its transmission facilities to an unaffiliated entity.

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                                       I.
                                 THE APPLICANTS

         The FirstEnergy Operating Companies are Ohio Edison, Pennsylvania Power, CEI, and Toledo Edison. All but Pennsylvania Power are Ohio corporations and wholly-owned subsidiaries of FirstEnergy Corp. Pennsylvania Power is a wholly-owned subsidiary of Ohio Edison and is a Pennsylvania corporation. FirstEnergy Corp. is an exempt holding company under the Public Utility Holding Company Act of 1935.

         FirstEnergy Corp. is headquartered in Akron, Ohio. Together the FirstEnergy Operating Companies provide retail electric service to more than 2.2 million customers in a 13,200 square-mile area stretching from central and northern Ohio into western Pennsylvania; wholesale electric capacity, energy, and transmission services to 37 municipal electric systems in Ohio and five boroughs in Pennsylvania; and transmission service to 11 rural electric cooperatives (RECs). FirstEnergy has transmission interconnections with six different public utilities. Each interconnection is at or above 138 kV with the exception of four 69 kV interconnections which are normally operated in an open configuration.

         The FirstEnergy Operating Companies currently own and operate 1,153 miles of 345 kV, 3,667 miles of 138 kV, and 2,279 miles of 69 kV transmission facilities as part of a single control area. The applicants propose that essentially all of these facilities be transferred to ATSI. The original cost of the facilities transferred to ATSI is in excess of one billion dollars. ATSI will

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own and operate these facilities, and become the control area operator for the
FirstEnergy System.

     Each of the four FirstEnergy Operating Companies is a member of the East Central Area Reliability Coordination Agreement (ECAR) region. Additionally, all four companies, along with Duquesne Light Company (Duquesne Light), are members of the Central Area Power Coordinating Group (CAPCO) and jointly own nine generating units and independently own related CAPCO transmission facilities. As part of a separate transaction, the FirstEnergy Operating Companies expect to exchange ownership shares of these and other generating units with Duquesne Light so that joint ownership of generating units with Duquesne Light is eliminated. Duquesne Light will also sell several CAPCO transmission lines and related facilities to ATSI. This latter purchase will be the subject of a separate Section 203 application with the Commission. In anticipation of this transaction, the Duquesne Light transmission facilities are included in the transmission facilities proposed to be owned by ATSI and for which Commission approval for transfer is sought in this application. See Schedule A to the Bill of Sale included as Exhibit H to the application.

     ATSI, an Ohio corporation, is a wholly-owned subsidiary of FirstEnergy Corp. ATSI does not currently own or operate any facilities subject to the Commission's jurisdiction. However, upon the grant of Commission authorization of the transfer proposed here, ATSI will own and operate all transmission facilities of the FirstEnergy Operating Companies subject to the jurisdiction of the Commission and will provide transmission services pursuant to the terms and conditions set forth in its own Open Access Transmission Tariff (ATSI Tariff). The

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determination of whether existing facilities currently serve a transmission function, and thus should be transferred to ATSI, is based on application of the Commission's seven factor test, and is explained in the supporting testimony of Carl J. Bridenbaugh.(2) ATSI's Tariff will be filed separately under Section 205 of the Federal Power Act in a companion docket, along with an amended version of FirstEnergy's Joint Dispatch Agreement.

                                       II.
                               SUMMARY OF TRANSFER

A.       DESCRIPTION OF FACILITIES

         The transmission facilities to be transferred from the FirstEnergy Operating Companies to ATSI are described in Appendix D to the Operating Agreement between ATSI and the FirstEnergy Operating Companies. The Appendix also describes the generation and distribution facilities retained by the FirstEnergy Operating Companies. The Operating Agreement appears in full in Exhibit H to this application.(3) Essentially, ATSI will acquire from the FirstEnergy
------------------

(2) See Promoting Wholesale Competition Through Open Access Non-Discriminatory Transmission Services by Public Utilities; Recovery of Stranded Costs by Public Utilities and Transmitting Utilities, Order No. 888, Docket No. RM95-8-000, et al., 61 Fed. Reg. 21540 (May 10, 1996), FERC Stats. & Regs. [Reg. Preambles 1991-96] section 31,036, pp. 31,780-81 (1996) (establishing a 7-factor test to guide the transmission/distribution analysis) (subsequent history omitted).

(3) The Operating Agreement, which sets forth the rights and obligations of ATSI and the FirstEnergy Operating Companies, contains the following appendices: (A) System Planning, (B) System Operations, (C) Agency Agreement, and (D) Principles Governing Division of Assets.

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Operating Companies and will operate transmission facilities currently operating at voltages of generally 345 kV and 138 kV (the "bulk transmission system"), and 69 kV facilities (the "area transmission system"). The transmission facilities proposed to be transferred include:

     (1) transmission lines (including towers, poles, and conductors) and transmission sub stations;

     (2) transformers providing transformation within the bulk transmission system and between the bulk and area transmission systems;

     (3)  the System Control Center facility in Wadsworth, Ohio;

     (4) lines providing connections to generation sources and step-up (plant) substations;

     (5) radial taps from the transmission system up to, but not including, the facilities that establish the final connection to distribution facilities or retail customers;

     (6)  substations that provide primarily a transmission function; and

     (7) voltage control devices and power flow control devices directly connected to the transmission system.


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         The transmission facilities include all the facilities currently recorded on the books of the FirstEnergy Operating Companies as "transmission" facilities as well as the CAPCO transmission facilities discussed above, with the exception of certain 36, 34.5, 33, and 23 kV facilities. Because of the historical evolution of the FirstEnergy System, there are certain geographic areas where 36, 34.5, 33, and 23 kV facilities have served a transmission function. The applicants have reevaluated this classification in light of the Commission's seven factor test, current transmission planning for the FirstEnergy System, and future participation in a RTO, and concluded that these facilities should be classified as distribution. However, these facilities will be operated by ATSI for a transition period not to exceed three years, after which these facilities will be operated by the FirstEnergy Operating Companies. Likewise, the facilities transferred to ATSI do not include distribution facilities used to provide retail service. Distribution facilities include all facilities with voltages below 69 kV, including the final circuit connection to substations providing transformation or connection to any retail customer regardless of voltage level. The FirstEnergy Operating Companies currently provide transmission service to certain wholesale customers at delivery points of less than 69 kV. In order to ensure continuity of service to such wholesale customers who decide to take service under the ATSI Tariff, ATSI and the FirstEnergy Operating Companies have entered into an Agency Agreement.(4) Under this Agency Agreement, the FirstEnergy Operating Companies and ATSI provide for the use of certain distribution facilities necessary to continue transmission

-----------------

(4) A copy of the Agency Agreement is attached as Appendix C to the Operating Agreement, which in turn is included in Exhibit H to this application.


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service to wholesale customers served at delivery points whose voltages are less than 69 kV. As explained further in ATSI's companion tariff filing, transmission service to wholesale customers over these distribution facilities will be made available under the ATSI Tariff, and associated distribution costs will be recovered in the rates on a direct assignment basis as a distribution adder.
This procedure is necessary to ensure that existing wholesale customers served under grandfathered transmission arrangements at voltages below 69 kV will have access to comparable transmission service under the ATSI Tariff.

B. ATSI'S OPERATION OF THE TRANSMISSION SYSTEM

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         ATSI will operate the Transmission System pursuant to the ATSI Tariff and the Operating Agreement. ATSI will have operational control of the transmission and 36, 34.5, 33 and 23 kV distribution facilities, serve as the control area operator over the Transmission System, procure, offer and arrange for ancillary services, operate the Open Access Same-Time Information System ("OASIS") in conformance with Order No. 889,(5) and administer the ATSI Tariff, including all requests for service under the ATSI Tariff. ATSI will also be responsible for maintenance of the transmission facilities, and will initially contract with the FirstEnergy Operating Companies to perform the maintenance. ATSI will also assume responsibility for ensuring compliance with FirstEnergy's transmission-related merger commitments, including transmission system planning. In its recent merger proceeding, FirstEnergy agreed to:

         (1) Amend the Ohio Edison-Centerior interface commitment to include granting a priority equal to native load for a Municipal System's scheduling of transmission service;

         (2) Operate the internal interface so as not to preclude third-party suppliers from serving both current and future operational needs of the Municipal Systems;

         (3) Allow Municipal Systems and any other interested parties to join with Applicants in planning the expansion of Transmission facilities;

         (4) Not charge other jurisdictional customers the redispatch costs that Municipal Systems would have borne but for Applicants' commitment not to seek such costs from them;

         (5) Expand the capacity of the internal interface in accordance with FirstEnergy's open access tariff if sufficient capacity is not available post-merger on the internal interface to accommodate service requests;

----------------

(5) Open Access Same-Time Information System (Formerly Real-Time Information Network) and Standards of Conduct, Order No. 889, Docket No. RM95-9-000, 61 Fed. Reg. 21737 (May 10, 1996), FERC Stats. & Regs. [Reg. Preambles 1991-96] section 31,035 (1996) (subsequent history omitted).



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         (6) [R]evise the contingencies, priority and price cap commitment to state that, when an internal condition on FirstEnergy's system prevents a Municipal System from taking delivery of electric energy from a third-party supplier, the Municipal System will pay FirstEnergy and the third-party supplier no more, in total, than it would have paid the third-party supplier if the third-party supplier had delivered its electric energy to the Municipal System; and

         (7) [F]ulfill the commitments reflected in their agreements with the City of Cleveland and AMP-Ohio.

See Rehearing Order, 85 FERC Section 61,203, at 61,844 (1998) (footnotes omitted). All of the transmission related merger commitments approved by the Commission for FirstEnergy will be assumed by ATSI. Non-transmission related merger commitments will remain the responsibility of the FirstEnergy Operating Companies.

         ATSI will offer all ancillary services required by the Commission in Order No. 888. Since ATSI owns no generating facilities, it will purchase the necessary ancillary services from third parties. Under the Operating Agreement, the FirstEnergy Operating Companies are required to offer to sell generation based ancillary services to ATSI, upon request, at Commission approved rates. ATSI will be free, however, to purchase ancillary services from unaffiliated generators, and will do so on a non preferential basis, consistent with a least cost procurement strategy. ATSI expects to enter into agreements to purchase ancillary services from unaffiliated generators in its control area. For example, upon consummation of the asset exchange with Duquesne Light discussed previously, and Duquesne Light's subsequent generation auction, ATSI will contract with the new owners for must run operations and ancillary services from the generators located in ATSI's control area and connected to its transmission system. Likewise, FirstEnergy has signed an agreement with Automated Power Exchange, Inc. (APX) to establish a



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power exchange based on FirstEnergy System. ATSI expects to participate in the exchange to obtain ancillary services. ATSI will not, however, engage in the purchase and sale of energy other than to obtain necessary ancillary services required by its customers.

         In short, upon receipt of the necessary regulatory approvals, ATSI will commence providing open access transmission service to those existing open access customers served by the FirstEnergy Operating Companies under the existing FirstEnergy Open Access Tariff, and any other eligible customer requesting transmission service from ATSI. The FirstEnergy Operating Companies will become transmission customers of ATSI under ATSI's Tariff. As described more fully in the companion tariff filing, where the FirstEnergy Operating Companies are responsible for providing transmission service under agreements or tariffs predating Order No. 888 ("grandfathered transmission agreements"), ATSI will make the ATSI transmission system available to the FirstEnergy Operating Companies, pursuant to Network Integration Service and Operating Agreements under the ATSI Tariff, in order to provide transmission service under the grandfathered transmission agreements.

C. FINANCIAL ASPECTS OF THE TRANSACTION

         A Bill of Sale will be entered into between the FirstEnergy Operating Companies and ATSI covering the conveyance of the transmission facilities. Schedule A to that document lists the facilities transferred. The "transmission assets" transferred to ATSI under the Bill of Sale include FirstEnergy's rights and interests in any contracts under the FirstEnergy Open Access Tariff. A copy of the form of Bill of Sale is included as part of Exhibit H to this application. The transmission facilities will be sold by the FirstEnergy Operating Companies to ATSI at net



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book value of approximately $647 million as of November 30, 1998. November 30,
1998 represents the end of the first year of operating experience following the FirstEnergy merger, and is the test year in the separate Section 205 filing for ATSI. ATSI will finance the purchase of transmission facilities as follows: 45% of the purchase price will be provided through a cash infusion from ATSI's parent company, FirstEnergy Corp.; and the balance of the purchase price will be financed through promissory notes payable to each of the FirstEnergy Operating Companies for the transmission facilities sold. The interest rate on the promissory notes will be based on the embedded cost of debt of the FirstEnergy Operating Companies on a consolidated basis as of November 30, 1998, or about 7.75%. The twelve months ending November 30, 1998 is the same period used to develop the transmission rates for the ATSI Tariff. The 45/55 equity-debt ratio is equal to FirstEnergy Operating Companies' consolidated ratio as of November 30, 1998, but will not include preferred stock.

         The accounting entries for the FirstEnergy Operating Companies will be a debit to cash, notes receivable, and accumulated depreciation, and a credit to utility plant for the transmission facilities transferred. Deferred tax balances will remain on the books of the FirstEnergy Operating Companies, consistent with "Guidance on Accounting for Deferred Income Taxes on Intercompany Property Transfers" issued by the Chief Accountant of the Commission in Docket No. AI 98-2-000 on June 15, 1998. The tax basis of the assets to ATSI will be the transfer price -- net book value -- of the facilities. ATSI will file to establish depreciation rates in the Section 205 filing for the transmission facilities. Release of the transmission facilities from the respective first mortgage indentures of the FirstEnergy Operating Companies will take place



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when the transmission facilities are transferred to ATSI. Fee land, easements, and rights-of-way have been excluded from the asset transfer and will remain the property of the FirstEnergy Operating Companies. ATSI will acquire the right to use land through 50-year ground leases (renewable for up to ten, 50-year terms) with the FirstEnergy Operating Companies. A copy of the Form of Ground Lease is included as part of Exhibit H to this application.

D. STANDARDS OF CONDUCT

         In Order No. 888, the Commission stated that "[f]unctional unbundling will work only if a strong code of conduct (including a requirement to separate employees involved in transmission functions from those involved in wholesale power merchant functions) is in place."(6) To that end, the transmission facilities of the FirstEnergy Operating Companies will be owned and operated by a separate corporate entity, ATSI. ATSI will have its own open access tariff. Not only will ATSI's Tariff incorporate the Standards of Conduct set forth in the Commission's regulations,(7) but, in accordance with Section 37.4(c), the FirstEnergy Operating Companies and ATSI have also developed procedures for implementation of the Standards of Conduct. These procedures, which are set forth in the ATSI Standards of Conduct include the following statement of policy:

         It is the policy of ATSI to operate the Transmission System in a fair and nondiscriminatory manner and to implement such rules and regulations in the governance of the corporation as necessary to prevent control of the decision-

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(6) Order No. 888, FERC Stats. & Regs. [Reg. Preambles 1991-96] at 31,655.

(7) See 18 C.F.R. Part 37, and BALTIMORE GAS & ELECTRIC CO., ET AL., 82 FERC
section 61,073 (1998), and AMEREN SERVICES CO., ET AL., 85 FERC section 61,068
(1998) finding FirstEnergy's Standards of Conduct filings acceptable.


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         making process by the merchant function of the FirstEnergy Operating companies or its affiliates or any User of the Transmission System. It is the policy of ATSI to own, operate and plan the Transmission System without adverse distinction or preference to the FirstEnergy Operating Companies or Users of the Transmission System, and that investments in new transmission facilities will be made by ATSI without discrimination.

Appendix 3, Standards of Conduct at 2-3.

         Specifically, each employee directly responsible for either the FirstEnergy Operating Companies' wholesale merchant operations or ATSI's transmission operations will be required to sign a Standards of Conduct Acknowledgment and Compliance Statement, and abide by its terms. Managers of departments not directly responsible for these functions will be given a copy of the Standards of Conduct and will similarly be required to sign a Standards of Conduct Acknowledgment and Compliance Statement and abide by its terms. These managers will also be required to review the Standards of Conduct with all of their employees. To further ensure separation of function, the wholesale merchant division of the FirstEnergy Operating Companies has been relocated to a separate headquarters several miles from the System Control Center of ATSI.

         The FirstEnergy Operating Companies have established procedures that prevent access to the System Control Center by any employee responsible for wholesale merchant functions for the purpose of obtaining information on transmission capacity, price, curtailments, ancillary services, scheduled maintenance and line outages. Firewalls have been established within the Energy Management System ("EMS") to ensure that transmission information from the EMS cannot be accessed by wholesale merchant employees. Implementation of these measures is further



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evidence of ATSI's commitment to further the Commission's objective to separate transmission from wholesale merchant functions in order to ensure non-discriminatory access to its transmission system. Approval of the ATSI Standards of Conduct will be sought in the companion Section 205 filing. A copy of the ATSI Standards of Conduct is included herein as Appendix 3.



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E.       SUPPORTING TESTIMONY

         Volume II of this filing contains testimony in support of the Section 203 filing. Stanley F. Szwed will be the vice president in charge of ATSI. His testimony provides an overview of ATSI's operations and organization. He describes the status of FirstEnergy's efforts to form a RTO. Leonard S. Hyman of Salomon, Smith Barney describes the desirable structure for a RTO, and its conditions for success, including its ability to attract capital on reasonable terms. Bruce J. Busse describes how ATSI will operate the Transmission System and obtain the services necessary to operate the FirstEnergy control area. Carl
J. Bridenbaugh describes the rationale for separation of assets between ATSI and the FirstEnergy Operating Companies, including the rationale for separation of transmission and distribution facilities. Harvey L. Wagner will describe the accounting treatment for the sale of assets to ATSI, and provides the pro forma financial statements for ATSI. Although this application raises no market power issues, Walt W. Suratt of National Economic Research Associates provides an affidavit in which he concludes that the sale of assets to ATSI will not affect market power.


                                      III.
               THE PROPOSED TRANSACTION IS IN THE PUBLIC INTEREST

         Section 203(a) of the FPA, which establishes the Commission's jurisdiction over identified corporate transactions involving public utility jurisdictional facilities and public utility securities, reads in pertinent part:

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                           (a) No public utility shall sell, lease, or otherwise
                  dispose of . . . its facilities subject to the jurisdiction of the Commission . . . or by any means whatsoever, directly or indirectly, merge or consolidate such facilities or any part hereof with those of any other person, or purchase, acquire, or take any security of any other public utility, without first having secured an order of the Commission authorizing it to do so . . . After notice and opportunity for hearing, if the Commission finds that the proposed disposition, consolidation, acquisition, or control will be consistent with the public interest it shall approve the same.(8)

         Among the facilities FirstEnergy will transfer to ATSI are jurisdictional facilities of a value in excess of $50,000. The Commission is obligated to approve proposed transactions under Section 203 if it is "consistent with the public interest." While a positive public interest benefit need not be shown, a showing of "compatibility with the public interest is required."(9) In support of this application for approval under Section 203, FirstEnergy provides information which demonstrates that the proposed transfer to ATSI is consistent with the public interest.

A. TRANSFER OF ASSETS TO A SEPARATE SUBSIDIARY ADVANCES FERC POLICIES REQUIRING THE SEPARATION OF GENERATION AND TRANSMISSION FUNCTIONS

--------------------------

(8) 16 U.S.C. section 825b(a).

(9) PACIFIC POWER & LIGHT CO. V. FPC, 111 F.2d 1014 (9th Cir. 1940).


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         In Order No. 888, the Commission determined that functional unbundling of wholesale generation and transmission services is necessary to implement non-discriminatory open access transmission. In doing so, the Commission stopped short of requiring corporate unbundling, which could include the establishment of a separate corporate affiliate to manage a utility's transmission assets. The Commission concluded". . . that functional unbundling of wholesale services is necessary to implement non-discriminatory open access transmission and that corporate unbundling should not now be required."(10)

         The Commission determined that three requirements are necessary to ensure that public utilities provide non-discriminatory service: (1) a public utility must take transmission services (including ancillary services) for all of its new wholesale sales and purchases of energy under the same tariff of general applicability as do others; (2) a public utility must state separate rates for wholesale generation, transmission, and ancillary services; and (3) a public utility must rely on the same electronic information network that its transmission customers rely on to obtain information about its transmission system when buying or selling power.

         While recognizing that these requirements would give public utilities an incentive to file fair and efficient rates, terms, and conditions, since they will be subject to those same rates, terms, and conditions, the Commission further concluded that functional unbundling will work

------------------

(10) Order No. 888, at 31,654.


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only if a strong code of conduct (including a requirement to separate employees involved in transmission functions from those involved in wholesale power merchant functions) is in place.(11)

-----------------------

(11) Order No. 888, at 31,698.


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         With this objective in mind, the Commission encouraged utilities to explore whether corporate unbundling or other restructuring mechanisms may be appropriate in particular circumstances and indicated that it would "accommodate other mechanisms that public utilities may submit, including voluntary corporate restructurings (e.g., . . . separate corporate divisions, divestiture), to ensure that open access transmission service occurs on a non-discriminatory basis."(12) While the Commission did not affirmatively require actual corporate separation of generation from transmission, FirstEnergy proposes in this application to do exactly that, thereby doing substantially more than that which is required by Order No. 888 and its progeny. This significant step goes beyond compliance with Order No. 888, and represents significant progress toward the applicant's ultimate goal of transferring transmission ownership to an independent RTO.

         ATSI's acquisition and operation of the transmission assets of the FirstEnergy Operating Companies will exceed the functional unbundling requirements of Order No. 888, and bring with it greater corporate and organizational separation of transmission from generation. ATSI will be responsible for providing all open access transmission and ancillary services under the ATSI Tariff, and existing open access service agreements under the old FirstEnergy Tariff will be assigned to ATSI. The FirstEnergy Operating Companies will remain responsible for obtaining transmission service associated with grandfathered transmission arrangements. After the transfer of assets, the FirstEnergy Operating Companies will become a network transmission customer of

-----------------------

(12) Order No. 888, at 31,698.

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ATSI and will be required to secure transmission service from ATSI in the same manner as unaffiliated network transmission customers.

         The current organizational separation between the employees of the FirstEnergy Operating Companies' wholesale merchant function and transmission function will be significantly strengthened beyond the requirements of Order Nos. 888 and 889 because transmission personnel will become employees of a separate company, ATSI. Responsibility for power generation and transmission will be assigned to separate corporate officers of FirstEnergy. ATSI will have its own board of directors and ATSI will operate as a separate value center within FirstEnergy. The result of all these measures will be greater separation of FirstEnergy's wholesale generation business from ATSI's transmission business.

         ATSI will not be engaged in the electric power generation business, and will contract with the FirstEnergy Operating Companies and others on the open market to provide ancillary services on a least cost basis. ATSI will not own distribution facilities, and will arrange for use of distribution facilities only to the extent required to provide transmission services to wholesale customers served at voltages below 69 kV under the ATSI Tariff. ATSI will focus solely on efficiently and effectively operating and maintaining, and where necessary expanding, its transmission system, and will be well-situated to respond quickly to customer needs.

         The restructuring of the FirstEnergy system that is proposed here goes well beyond the Commission's requirements for comparability and functional unbundling. By transferring all of their transmission facilities to a separate corporation and by agreeing to take transmission and ancillary services under that corporation's open access tariff for the delivery of all power sold by



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the FirstEnergy Operating Companies to their wholesale and retail customers, the
FirstEnergy Operating Companies are going beyond what the Commission required of public utilities in Order No. 888.


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B.       THE TRANSACTION MEETS THE REQUIREMENTS OF THE COMMISSION'S MERGER
         POLICY STATEMENT.

         The Commission Merger Policy Statement (Order No. 592)(13) sets forth the revised criteria and considerations for evaluating applications under
Section 203. Specifically, the Commission examines three factors in analyzing whether a proposed transaction is consistent with the public interest: the effect on competition, the effect on rates, and the effect on regulation. Consideration of these three factors, to the extent those factors guide the Commission's consideration of an intracompany divestiture proposal, further demonstrates that the transaction is consistent with the public interest.

         1.       THE TRANSACTION IS PRO-COMPETITIVE.

---------------------

(13) Order No. 592, at 30,115.

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         The applicants have not submitted a competitive screen analysis because of the nature of the transaction proposed in this application.(14) FirstEnergy seeks only to more definitively separate its generation from its transmission facilities in order to pave the way for complete divestiture of the transmission facilities. As proposed in this application, the transmission facilities that are now owned by the FirstEnergy Operating Companies will be sold to ATSI, a corporate subsidiary of FirstEnergy Corp. Neither FirstEnergy Corp., FirstEnergy Operating Companies, nor ATSI proposes to merge with any other entity in the instant application. ATSI does not currently own any generation, distribution or transmission facilities, and will not own or control any generation. This transmission-only transaction does not involve any concentration of utility or other generation capacity and is designed to lead to even more substantial separation of transmission from other assets. Upon completion of the proposed transfer, the FirstEnergy Operating Companies will no longer own transmission facilities. Thus, FirstEnergy Operating Companies and ATSI will not both be providing open access transmission service in the same geographic market. While legal ownership will change, actual operation of the transmission system will not change in ways that could potentially increase market power.
         Moreover, the proposed transfer of transmission facilities affects only the ownership and control of FirstEnergy's transmission facilities; it will not alter generation facility ownership or

------------------------

(14) In Order No. 592, the Commission determined that it is not necessary for merger applicants to perform a competitive market screen analysis or file the data needed for the screen analysis in cases where the merging firms do not have facilities or sell relevant products in common geographic markets. As the Commission explained, "[i]n these cases, the proposed merger will not have an adverse competitive impact (i.e., there can be no increase in the applicants' market power unless they are selling relevant products in the same geographic markets so there is no need for a detailed data analysis." Order No. 592, at 30,113.

control. In this regard, the proposed transfer of transmission facilities will have no effect upon the concentration of generation market power.

         In addition, as explained in the affidavit of Walter W. Surratt submitted with this application, ATSI cannot act in ways that confer greater market power than FirstEnergy currently possesses, and in no event will ATSI own or control generation. FirstEnergy's market power can only remain as is or be diminished by the transfer. Furthermore, because the proposed transaction positions FirstEnergy's transmission facilities for divestiture to a RTO, it will facilitate greater competition in the wholesale power markets.

         2. THE TRANSACTION WILL HAVE NO DIRECT EFFECT ON JURISDICTIONAL RATES.

         This transaction will have no impact on the wholesale power rates charged by the FirstEnergy Operating Companies. Likewise, approval of this transaction is expected to have no direct impact on the rates charged to transmission customers. Because of the exclusion of generator step-up transformers and final circuit connections from the definition of transmission facilities under the ATSI Tariff, and the classification of facilities below 69 kV as distribution facilities, some transmission customers may receive a modest rate reduction from their existing rates. Second, certain terms and conditions contained in the ATSI Tariff, as explained in more detail in the Section 205 filing, are believed to be superior to those in the pro forma tariff. Third, the rates charged for generation based ancillary services by the FirstEnergy Operating Companies will remain unchanged. Since ATSI's proposed rates for generation based ancillary services will simply be a pass-through of its purchased power costs, and since it is free to purchase ancillary services from other suppliers where technically feasible and services are cheaper, rates for these ancillary services will remain the same or decline. Transmission customers will benefit from ATSI's "transmission only" business focus from both a tariff administration and system planning standpoint.

         Many of the FirstEnergy Operating Companies' transmission dependent customers -- AMP-Ohio, Cleveland Public Power, Painesville, and the Pennsylvania Boroughs -- take service under pre-Order No. 888, grandfathered transmission arrangements. As part of the commitments made by FirstEnergy and approved by this Commission in the FirstEnergy Merger Order, these customers have the right to remain under their existing arrangements, or at their option, to switch to service under the FirstEnergy Open Access Tariff. ATSI will honor this merger commitment upon transfer of the assets and acceptance of the ATSI Tariff. Customers who choose to obtain transmission services under their grandfathered transmission arrangements are free to do so, and will be included as part of the Network Load of the FirstEnergy Operating Companies. Their third party suppliers will be designated as Network Resources under the FirstEnergy Operating Companies' Network Integration Service Agreement with ATSI. These customers will continue to pay the same rates, and have the same rights and obligations as provided in their grandfathered transmission arrangements prior to approval of this application.

         The effect on rates to transmission dependent customers who switch to the ATSI Tariff for network service is almost entirely dependent on the individual circumstances of the customer. Because existing arrangements provide for a variety of rates for service at voltages below 69 kV, and charges for transmission service over distribution facilities are typically averaged rather than directly assigned, the rate impact will vary from customer to customer. However, because of the voltage differentiated feature of the network tariff and the direct assignment of distribution costs, rates under the ATSI Tariff will more closely match the cost of providing service to particular customers.

         Customers currently taking point-to-point service under the FirstEnergy Open Access Tariff do so at bulk transmission rates. There will be a change in the proposed rates for this service when compared to the rate levels reflected in FirstEnergy's pending open access settlement rates. The cost of service underlying FirstEnergy's pending settlement rates, which are based on a 1995 test year, are substantially below the current cost of providing service over these transmission facilities. Accordingly, the FirstEnergy Operating Companies will be filing a Section 205 application seeking an upward adjustment in its rates for Point-to-Point and Network Integration Transmission Service under the existing FirstEnergy Open Access Tariff. Except for Scheduling, System Control and Dispatch Service, charges for ancillary services will be unaffected. The settlement rate levels for generation-based ancillary services will remain in place. The FirstEnergy Section 205 application filing is intended to proceed independently of the filings submitted by ATSI. The ATSI Section 205 application, however, is based with minor changes on the same cost of service analysis and test period, and of course, the same transmission facilities as that upon which FirstEnergy Section 205 application is based. However, FirstEnergy agrees to cap ATSI's initial transmission rates at the transmission rate levels approved for the FirstEnergy Operating Companies in their separate
Section 205 filing. Once again, the increase in transmission rates over the pending settlement rates sought by FirstEnergy in the Section 205 applications is attributable to increases in cost of providing service over FirstEnergy's transmission facilities, and not the corporate divestiture of these facilities associated with the creation of ATSI. To be candid, FirstEnergy would have proceeded with a Section 205 application under its existing open access tariff even if ATSI had not been created, and the transfer of assets had not been proposed. Of course, transmission customers will be free to protest the proposed transmission rates in either (or more likely both) the FirstEnergy and ATSI
Section 205 filings, and any challenges to the development of the new rates can be fully aired and resolved in those dockets.

         3.       THERE IS NO ADVERSE EFFECT ON REGULATION.

         In Order No. 592, the Commission addressed two aspects of the effect on regulation. First, in situations involving the creation of registered public utility holding companies, the Commission required section 203 applicants to choose between two options,: (1) commit to abide by the Commission's policies with respect to intra-system transactions within any newly-formed holding company structure; or (2) go to hearing on the issue of the effect of the proposed registered holding company structure on effective regulation by this Commission.(15) The Commission stated that, with respect to the effect of a merger on state regulatory authority, where a State has authority to act on a merger, the Commission ordinarily will not set this issue for a trial-type hearing. However, if the State lacked this authority and raised concerns about the effect on regulation, the Commission may set the issue for hearing. In this case, FirstEnergy remains an exempt holding company and Commission jurisdiction is unaffected. Nevertheless, pending SEC verification of its status, FirstEnergy agrees to abide by the Commission's policy on intra-system transactions. Further, state commissions will have full authority to regulate the FirstEnergy Operating Companies, and to regulate retail markets and distribution facilities, after the transaction. This Commission will retain full authority to regulate transmission service.

         Applications for approval of this transaction will be submitted to the Ohio and Pennsylvania commissions. Transmission service to retail customers will be unaffected by this application and retail rates will be unaffected. Under the Operating Agreement with the FirstEnergy Operating Companies, ATSI has agreed to plan, operate, and maintain the


----------------------

(15) 61 Fed. Reg. at 68,604.

transmission system in accordance with NERC, industry, and applicable regulatory requirements in order to ensure that reliability of service is maintained. It will also grant access to its books and records to state commissions as necessary to ensure regulatory compliance. ATSI will become a public utility upon completion of this transaction, and its proposed rate schedules will be reviewed by the Commission under Section 205 of the FPA, and ATSI will otherwise be subject to regulation by this Commission under the Federal Power Act. Likewise, there will be no lapse in the Commission's jurisdictional reach over FirstEnergy Operating Companies' transactions and facilities. Further, due to its status as a public utility, any future merger, consolidation, or disposition of ATSI transmission facilities will be subject to prior Commission authorization under Section 203. This means that any future disposition of any jurisdictional asset or service by ATSI, and any sale of ATSI, will be subject to Commission jurisdiction.

         4. APPROVAL OF ATSI WILL FACILITATE THE CREATION OF A LARGER, INDEPENDENT RTO

         The transfer of transmission assets to ATSI will facilitate the subsequent transfer of these facilities to a RTO. To be clear, FirstEnergy's formation of ATSI and the transfer of transmission facilities to ATSI sought here is not the ultimate goal. Rather, this is a step towards the subsequent transfer of these facilities to a RTO. FirstEnergy's ultimate goal is to divest ownership, operation and control of its transmission assets from its other assets. FirstEnergy has advised the Commission of its efforts with other transmission owners in the development of the

Transmission Alliance.(16) The Transmission Alliance would own, operate, and aggregate regional transmission facilities and could, in turn, operate transmission facilities of other companies. At present, the four interconnected utility systems currently committed to participating in the Transmission Alliance(17) would stretch from Michigan to Virginia and would provide open access transmission service over approximately 43,500 miles of transmission lines across a region with a population of 23 million. The Transmission Alliance will strive to better align the interests of transmission customers with the interests of transmission owners and operators. Still, FirstEnergy has not precluded consideration of other regional transmission alternatives. Whatever the regional entity, ATSI's existence as a separate corporate entity and single provider of transmission services will facilitate its participation in the RTO. Moreover, ATSI will have the opportunity to gain some experience in the operation of the transmission system as a stand alone entity -- experience that will be valuable to the effectuation of the next step.

         The formation of a RTO not based on an existing power pool can be a difficult and time consuming undertaking. FirstEnergy expects to file a Section 203 application to transfer ownership or operation of ATSI transmission facilities to a RTO in the near future. However, FirstEnergy recognizes that its efforts to gain the necessary consensus to support a new RTO filing at the Commission may not be successful. Accordingly, FirstEnergy commits to the Commission that if ATSI has not filed a Section 203 application to transfer ownership or control of its transmission facilities within two years from the date of Commission's approval of this

--------------------------

(16) FirstEnergy's Response to Requests for Information, filed December 10, 1998 in Docket No. EC97-5-002.

application, ATSI will file a Section 203 application either seeking divestiture of ATSI's transmission facilities, or to transfer ownership or control of ATSI's transmission facilities to a RTO.

         However, the applicants do not seek here Commission authorization for the RTO under development. To do so would be premature. FirstEnergy is identifying its next step purely to place the application in the proper context as the Commission undertakes its review under Section 203. The applicants seek here only Commission authorization for the transfer of transmission facilities from the FirstEnergy Operating Companies to ATSI. This includes authorization for the transfer of the Duquesne Light transmission facilities to ATSI.


                                       IV.
                  ADDITIONAL INFORMATION REQUIRED UNDER PART 33
                         OF THE COMMISSION'S REGULATIONS

         Much of the information required by Section 33.2 of the Commission's regulations, 18 C.F.R. Section 33.2, is provided in the body of the application and in the supporting attachments. This includes the information required by Sections 33.2 (d), (e), (f), and (j). Those items not provided elsewhere are provided below:

SECTION 33.2(a) THE EXACT NAMES AND ADDRESSES OF THE PRINCIPAL BUSINESS OFFICES OF APPLICANTS.

--------------------------------------------------------------------------------

(17) American Electric Power, Consumers Energy, First Energy Corp. and Virginia Electric Power Company.

                  1. Ohio Edison Company is an Ohio corporation having its principal place of business at Akron, Ohio.

                  2. The Cleveland Electric Illuminating Company is an Ohio corporation having its principal place of business at Akron, Ohio.

                  3. The Toledo Edison Company is an Ohio corporation having its principal place of business at Akron, Ohio.

                  4. Pennsylvania Power Company is a Pennsylvania corporation having its principal place of business at Akron, Ohio.

                  5. American Transmission Systems, Inc. is an Ohio corporation having its principal place of business at Akron, Ohio.




SECTION 33.2(B) NAMES AND ADDRESSES OF THE PERSONS AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS IN RESPECT TO APPLICATION.

                  1.       For the FirstEnergy Operating Companies:

                           Arthur Garfield
                           Vice President
                           FirstEnergy Corp.
                           76 South Main Street
                           Akron, OH   44308
                           Phone: (330) 384-5660
                           Fax: (330) 384-4988
                           E-Mail: garfield@firstenergycorp.com

                  2.       For American Transmission Systems, Inc.:
                           Stanley Szwed
                           Vice President, Transmission
                           FirstEnergy Corp.
                           76 South Main Street
                           Akron, OH   44308
                           Phone: (330) 384-2454

                           Fax: (330) 384-3788
                           E-Mail: sfszwed@firstenergycorp.com

                  3. Applicants further request that a copy of all notices and communications be addressed to the following persons:
                           Robin M. Nuschler, Esq.
                           Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                           1333 New Hampshire Avenue, N.W.
                           Suite 400
                           Washington D.C. 20036
                           Phone: (202) 887-4412
                           Fax: (202) 887-4288
                           E-Mail: rnuschler@akingump.com

                           Michael R. Beiting
                           Associate General Counsel
                           FirstEnergy Corp.
                           76 South Main Street
                           Akron, OH   44308
                           Phone: (330) 384-5795
                           Fax: (330) 384-3875
                           E-Mail: beitingm@firstenergycorp.com



SECTION 33.2(c) DESIGNATION OF THE TERRITORIES SERVED.

                  1.       FirstEnergy Operating Companies
                           -------------------------------

                                    The electric service territory, by county
                           and state of each of the FirstEnergy Operating Companies is as follows:

                                    *       The Cleveland Electric Illuminating Company (Ohio)
                                            --------------------------------------------------
                                            Ashtabula                  Lorain
                                            Cuyahoga                   Medina
                                            Geauga                     Trumbull
                                            Lake

                                    *       Ohio Edison Company (Ohio)
                                            --------------------------
                                            Ashland                    Madison
                                            Ashtabula                  Mahoning
                                            Carroll                    Marion
                                            Champaign                  Medina
                                            Clark                      Morrow
                                            Columbiana                 Ottawa
                                            Crawford                   Portage
                                            Cuyahoga                   Richland
                                            Delaware                   Sandusky
                                            Erie                       Seneca
                                            Fayette                    Stark
                                            Franklin                   Summit
                                            Geauga                     Trumbull

                                            Greene                     Tuscarawas
                                            Holmes                     Union
                                            Huron                      Wayne
                                            Knox                       Wyandot
                                            Lorain

                                    *       Pennsylvania Power Company (Pennsylvania)
                                            -----------------------------------------

                                            Allegheny                  Crawford
                                            Beaver                     Lawrence
                                            Butler                     Mercer

                                    *       The Toledo Edison Company (Ohio)
                                            --------------------------------

                                            Defiance                   Putnam
                                            Fulton                     Sandusky
                                            Henry                      Seneca
                                            Lucas                      Williams
                                            Ottawa                     Wood

                  2.       American Transmission Systems, Inc.
                           -----------------------------------

                           ATSI has no electric service territory. ATSI was
                  formed for the purpose of acquiring transmission facilities of the FirstEnergy Operating Companies and will, upon completion of that transaction, provide open access transmission service under the ATSI Tariff. It will assume responsibility for providing transmission service for all existing agreements under the FirstEnergy Open Access Tariff. It will also act as the control area operator for the transmission system.
SECTION 33.2(g) A STATEMENT (IN THE FORM PRESCRIBED BY THE COMMISSION'S UNIFORM SYSTEM OF ACCOUNTS FOR PUBLIC UTILITIES AND LICENSEES) OF THE COST OF THE FACILITIES INVOLVED IN THE TRANSACTION.

                  See Exhibit C.

SECTION 33.2(h) A STATEMENT AS TO THE EFFECT OF THE PROPOSED TRANSACTION UPON ANY CONTRACT FOR THE PURCHASE, SALE, OR INTERCHANGE OF ELECTRIC ENERGY.

                           The proposed transaction is expected to have no
                  direct impact on any contract for the purchase, sale, or interchange of electric energy. As stated previously, transmission customers served under existing, grandfathered transmission arrangements will have the right to continue receiving transmission service under these arrangements from the FirstEnergy Operating Companies. The FirstEnergy Operating Companies will take network integration service from ATSI under its proposed Tariff. Service agreements under FirstEnergy's Open Access Tariff will be assigned to ATSI. An index of customers served under the FirstEnergy Open Access Tariff is attached as Appendix 1.

SECTION 33.2(i) A STATEMENT AS TO WHETHER OR NOT ANY APPLICATION WITH RESPECT TO THE TRANSACTION OR ANY PART THEREOF IS REQUIRED TO BE FILED WITH ANY OTHER FEDERAL OR STATE REGULATORY BODY.

                           In addition to the FPA section 203 authorization
                  requested herein and the FPA section 205 authorization to be requested in the companion tariff filing, other regulatory approvals and notifications will be required before ATSI can assume ownership and control of the Transmission Facilities, e.g., approvals from the Public Utilities Commission of Ohio ("PUCO"), the Pennsylvania Public Utility Commission ("Pennsylvania PUC"), the Ohio Power Siting Board, and the United States Securities and Exchange Commission, and notification to the Nuclear Regulatory Commission. Copies of the applications requesting such authorization are included in Exhibit G (Related Applications), which will be supplemented as filings are made.


SECTION 33.2(k) A BRIEF STATEMENT OF FRANCHISES HELD, SHOWING DATE OF EXPIRATION IF NOT PERPETUAL.
                  See attached Appendix 2.

SECTION 33.2(l) A FORM OF NOTICE SUITABLE FOR PUBLICATION IN THE FEDERAL REGISTER, WHICH WILL BRIEFLY SUMMARIZE THE FACTS CONTAINED IN THE APPLICATION IN SUCH A WAY AS TO ACQUAINT THE PUBLIC WITH ITS SCOPE AND PURPOSE.

                  The required form of notice is appended hereto as Appendix 4.

                                       V.
                                LIST OF EXHIBITS
               REQUIRED BY PART 33 OF THE COMMISSION'S REGULATIONS
                                18 C.F.R. Section 33.3

EXHIBIT A         Copies Of Resolutions Of Directors Authorizing The
                  Transactions.

EXHIBIT B         Statement Of The Measure Of Control or Ownership.

EXHIBIT C         Balance Sheets.

EXHIBIT D         Statement Of Contingent Liabilities.

EXHIBIT E         Income Statement.

EXHIBIT F         Analysis Of Retained Earnings.

EXHIBIT G         Related Applications.

EXHIBIT H         Contracts Relating to Transfer of Facilities-Bill of Sale,
                  Ground Lease, and Operating Agreement.

EXHIBIT I         Map and Diagrams of the Transferred Facilities.

                  The Applicants request a waiver of the requirements of 18 CFR section 33.3, Exhibit I, for the 69 kV facilities which are the subject of this transaction. Because of the size of the FirstEnergy System, and the number of 69 kV facilities, it is not possible to show these facilities on a single map.
Exhibit I as submitted is a detailed representation of only 138 kV and above transmission facilities. Separate engineering diagrams submitted in electronic format contain a detailed representation of the FirstEnergy transmission facilities which are the subject of this Application and are also attached to
Exhibit I. A listing of all the facilities proposed to be transferred, including 69 kV facilities, is found at Schedule A to the Bill of Sale included in Exhibit
H. While no additional waivers are believed necessary, the applicants request waiver of any regulations necessary to permit the authorization sought herein.

                                       VI.
                                   CONCLUSION

                  The FirstEnergy Operating Companies respectfully request that the Commission expeditiously authorize the transfer to ATSI of the facilities proposed herein under the terms and conditions set forth in this application.

                                              Respectfully submitted,



                                                  Robin M. Nuschler

March 19, 1999



                                       40